UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            SARATOGA RESOURCES, INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    803521103

                                 (CUSIP Number)

                                 August 9, 1999

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [ ]     Rule 13d-1(b)

                   [ ]     Rule 13d-1(c)

                   [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                                Page 1 of 4 Pages

CUSIP No.  803521103                      13G                 Page 2 of 4  Pages


             1      NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Thomas F. Cooke

             2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
             3      SEC USE ONLY



             4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

          Number of Shares       5.  Sole Voting Power         2,111,274

          Beneficially Owned by  6.  Shared Voting Power       -0-

          Each Reporting Person  7.  Sole Dispositive Power    2,111,274

          With                  8.  Shared Dispositive Power   -0-


         9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,111,274

        10      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN
                SHARES*

                N/A


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                61%

        12      TYPE OF REPORTING PERSON*

                IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 Item 1.
 ------

(a)      Name of Issuer:                    Saratoga Resources, Inc.

(b)      Address of Issuer's Principal
         Executive Offices:                 301  Congress  Avenue,  Suite 1550
                                            Austin, Texas  78701

 Item 2.
 ------

(a)      Name of Person Filing:             Thomas F. Cooke

(b)      Address of Principal Business
         Office or, if none, Residence:     1304 Alta Vista,
                                            Austin, Texas  78704

(c)      Citizenship:                       United States

(d)      Title of Class of Securities:      Common Stock, $0.01 Par Value
                                            Per Share

(e)      CUSIP Number:                      803521103

Item 3. If this statement is filed pursuant
Section 240.13d-1(b) Section
240.13d-2(b)  or (c), check whether the
person filing is a:                         N/A

Item 4. Ownership

         The following information relates to the reporting person's ownership of Common Stock, $0.01 Par Value.

(a)  Amount Beneficially Owned:             2,111,274

(b)  Percent of Class:                      61%

(c)  Number of shares as to which
     the person has:

       (i) sole power to vote or to direct the vote          2,111,274

      (ii) shared power to vote or to direct the vote        -0-

     (iii) sole power to dispose or to direct the
           disposition of                                    2,111,274

     (iv) shared power to dispose or to direct
          the disposition of                                 -0-

Item 5. Ownership of Five Percent of Less
of a Class.                                 N/A

Item 6. Ownership of More than Five Percent
on Behalf of Another Person.                N/A

Item 7.  Identification  and  Classification
of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding
Company.                                    N/A

Item 8. Identification and Classification of
Member of the Group.                        N/A

Item 9. Notice of Dissolution of Group.     N/A

Item 10. Certification.                     N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         February 14, 2000
                                                         -----------------------
                                                                 Date


                                                        /s/ Thomas F. Cooke
                                                        ------------------------
                                                        Thomas F. Cooke